Exhibit 2

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

[Translation]

February 10, 2011

To whom it may concern:

Company Name:	Toagosei Co., Ltd.
(URL: http://toagosei.co.jp/)

Representative:	Futoshi Hashimoto,
Representative Director and President

(Share code: 4045, the First Section of the Tokyo Stock Exchange)

Inquiries:	Yoshitaka Suzuki,
General Manager, IR & Public Relations Section
(Tel: +81(0)3-3597-7215)

Notice of Decision Regarding Acquisition of Treasury Shares

(Acquisition of treasury shares in accordance with Articles of Incorporation pursuant to the provision of Article 165, Paragraph 2 of the Companies Act)

The Company announced that at the Board of Directors’ meeting held on February 10, 2011 the Board of Directors of the Company passed a resolution on the acquisition of treasury shares by the Company pursuant to the provision of Article 156 of the Companies Act which is applied by replacement in accordance with the provision of Article 165, Paragraph 3 of the said Act.

1. Grounds for conducting acquisition of treasury shares

As described in the “Notice Regarding Conversion of Aronkasei Co., Ltd. into a Wholly-owned Subsidiary of Toagosei Co., Ltd. through the Share Exchange” disclosed today, the Company, by resolution at the meeting of the Board of Directors held today, decided to make Aronkasei Co., Ltd. a wholly-owned subsidiary through a share exchange to be effective as of July 1, 2011, and executed a Share Exchange Agreement with Aronkasei Co., Ltd. today. The purpose of the acquisition of treasury shares is to acquire shares of the Company to be allocated to eligible shareholders of Aronkasei Co., Ltd. in carrying out the contemplated share exchange and to enable flexible capital policies corresponding to changes in the business environment.

2. Details concerning matters for acquisition

(1)	Class of shares to be acquired: common shares of the Company
(2)	Total number of shares to be acquired:	up to a maximum of 12,000,000 shares (4.76% of the total number of shares issued (excluding treasury shares))
(3)	Total purchase price of shares to be acquired: up to a maximum of 5 billion yen
(4)	Period of acquisition: February 14, 2011 through December 22, 2011

[For reference]

Treasury shares held by the Company as of January 31, 2011

Total number of shares issued (excluding treasury shares):	252,263,205 shares
Number of shares of treasury shares:	11,729,393 shares

End